Exhibit 2
PROMISSORY NOTE

$2,500,000	Cleveland, Ohio August 11, 2006
     FIFTEEN (15) YEARS AFTER THE DATE HEREOF, FOR VALUE RECEIVED, the undersigned Zev D. WEISS (“Maker”) promises to pay to the order of 540 INVESTMENT COMPANY LIMITED PARTNERSHIP, a Delaware limited partnership (“540 Investment Company”), at c/o American Greetings Corporation, 10500 American Road, Brooklyn, Ohio 44144, or at such other place as the holder hereof may designate, the principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) with interest thereon from the date hereof at the rate of five and twenty-nine hundredths percent (5.29%) per annum.
     On that date (the “Maturity Date”) which is the fifteenth (15th) anniversary date of this Note, the principal amount hereof, together with accrued interest thereon at the rate provided herein, shall be due and payable in full.
     As used herein, “540 Investment Company” shall mean and include 540 Investment Company Limited Partnership, any subsequent holder of this Note, and their respective heirs, personal representatives, successors and assigns, as the case may be.
     The obligations evidenced by this Note are secured by that certain Security and Pledge Agreement (“Pledge Agreement”) between Maker and 540 Investment Company of even date. The obligations evidenced by this Note are expressly subject and subordinate to the payment in full of all principal, interest and other amounts owed by Maker to Judith Stone Weiss in her capacity as sole Trustee of the Irving I. Stone Trust originally dated April 21, 1947 (the “Trustee”) as evidenced by that certain Promissory Note of even date in the original principal amount of Three Million Three Hundred Eight Thousand Nine Hundred Fifty Dollars ($3,308,950) from Maker to Trustee (the “Senior Note”) and secured by that certain Security and Pledge Agreement of even date from Maker to Trustee (the “Senior Pledge Agreement”), all as more fully set forth in the Pledge Agreement, the terms of which are incorporated herein by reference as if rewritten at length herein.
     Maker shall be in default under the terms of this Note upon the occurrence of any of the following events of default (the “Events of Default”): (i) Maker fails to pay the principal amount of this Note and all interest accrued thereon as required by the terms of this Note within ten (10) days after Maker’s receipt of notice from 540 Investment Company that such payment is overdue; (ii) any occurrence that constitutes a default or, with the giving of notice of the passage of time or both, would constitute a default by Maker under the Pledge Agreement; or (iii) Maker makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for the appointment of any receiver or trustee, commences any proceeding under the law or statute of any jurisdiction, whether now or hereinafter in effect, relating to reorganization, arrangement, readjustment of debt, dissolution or liquidation, or there is commenced against Maker any such proceeding which shall not be dismissed within a period of sixty (60) days, or Maker consents to, or approves of, or acquiesces in any such proceeding or the appointment of any receiver or any trustee for Maker or any substantial part of his property, or suffers any such receivership or trusteeship to continue undischarged for a period of sixty (60) days.
     Upon the occurrence of any Event of Default, (i) 540 Investment Company may declare all liabilities and obligations of Maker to 540 Investment Company under this Note immediately due and payable and the same shall thereupon become immediately due and payable without any further action on the part of 540 Investment Company, (ii) the then entire outstanding principal amount of this Note and all accrued interest shall, at 540 Investment Company’s option (exercised then or thereafter), automatically and immediately accrue interest until such default is cured, payable on demand, at a rate per annum equal to the lesser of (x) 8% per annum, or (y) the maximum interest rate permitted under applicable law; and (iii) 540 Investment Company may exercise any rights and remedies available to 540 Investment Company by law.
     No delay on the part of 540 Investment Company in the exercise of any remedy or right shall operate as a waiver thereof, and no single or partial exercise by 540 Investment Company of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy.
     Maker shall have the right at any time and from time to time to prepay the principal amount of this Note and/or any interest accrued thereon, in whole or in part, without premium or penalty.
     This Note shall bind Maker and his heirs, personal representatives and assigns, and the benefits hereof shall inure to the benefit of 540 Investment Company and its successors and assigns. All references herein to “Maker” and “540 Investment Company” shall be deemed to apply to Maker and 540 Investment Company, respectively, and to their respective heirs, personal representatives, successors and assigns.
     This Note and any other documents delivered in connection herewith and the rights and obligations of the parties hereto and thereto shall for all purposes be governed by and interpreted in accordance with the internal substantive laws of the State of Ohio.
     Maker expressly waives presentment, demand, protest and notice of dishonor.
     Maker acknowledges that this Note was signed in Cuyahoga County in the State of Ohio.
     Notwithstanding anything in this Note or the Pledge Agreement to the contrary, this Note is non-recourse, and Maker shall have no personal liabllity for any of the obligations evidenced by this Note. Rather, in the event of default, 540 Investment Company’s only recourse shall be to proceed against, foreclose upon, or otherwise take action with respect to the Pledged Interests as defined in and as provided by, and only in accordance with the terms of, the Pledge Agreement.
     IN WITNESS WHEREOF, Maker has executed this Note at the place and as of the date first above written.

/s/ Zev Weiss
Zev D. Weiss

(“Maker”)

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